Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4674 tel

212-450-5674 tax

richard.truesdell@davispolk.com

September 16, 2016

Re:	AC Immune SA
Amendment No. 4 to Registration Statement on Form F-1
Filed on September 13, 2016
File No. 333-211714

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 15, 2016 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter and a related free writing prospectus. We are also sending, under separate cover, (i) a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on September 13, 2016 and (ii) three copies of the free writing prospectus.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement filed herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Haynes

Division of Corporation Finance

U.S. Securities and Exchange

Commission

2	September 16, 2016

Dilution, page 64

1.	Please explain why the adjusted net tangible book value increased from the net tangible book value as it appears the milestone payment received in July 2016 was recorded as a receivable at June 30, 2016. Similarly, for the as adjusted total assets disclosed on page 10 of CHF 163,360, please confirm whether this amount includes both the milestone payment received in July 2016 and the CHF 14 million receivable from Genentech.

Response:	The Company respectfully advises the Staff that it inadvertently included in its calculation of as adjusted net tangible book value the receivable arising as a result of the Company becoming entitled to receive a CHF 14 million milestone payment from Genentech as at June 30, 2016. This receivable was extinguished when the Company received the milestone payment in July 2016 but the Company inadvertently included both the milestone payment received in July 2016 and the related receivable outstanding as at June 30, 2016 in its as adjusted net tangible book value. The Company has corrected the disclosure on pages 10, 47, 62, 64 and 65 of the Registration Statement to remove the value of the receivable in the as adjusted book value.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Andrea Pfeifer, Chief Executive Officer
George Pavey, Chief Financial Officer
AC Immune SA